K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 25, 2016	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 120 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 24, 2016 concerning Post-Effective Amendment No. 120 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 11, 2016. The Post-Effective Amendment was filed in connection with the annual update for the following series of the Trust: AXA International Core Managed Volatility Portfolio, AXA Large Cap Core Managed Volatility Portfolio, AXA Large Cap Growth Managed Volatility Portfolio, AXA Real Estate Portfolio (“Real Estate Portfolio”), EQ/Calvert Socially Responsible Portfolio (“Calvert Portfolio”) and EQ/Money Market Portfolio (“Money Market Portfolio”) (each, a “Portfolio” and together, the “Portfolios”). Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are included in Post-Effective Amendment No. 121 to the Trust’s registration statement, filed with the SEC as of the date of this letter. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers in Post-Effective Amendment No. 121.

1.	General Comments

(a)	Real Estate Portfolio

i.	Please note in the Prospectus that the Portfolio has changed its name since the previous year.

Response: The Trust has added the following sentence as a footnote to AXA Real Estate on the cover page of the prospectus:

“Prior to February 22, 2016 this Portfolio’s name was EQ/Real Estate PLUS Portfolio.”

ii.	Please update the EDGAR codes to reflect the new name of the Portfolio.

Elisabeth Bentzinger

April 25, 2016

Response: The Trust has updated the EDGAR codes to reflect the new name of the Portfolio.

2.	Summary Prospectuses

(a)	AXA International Core Managed Volatility Portfolio

i.	Who Manages the Portfolio (p. 13): Please revise to make plural the lead-in language relating to portfolio managers of Federated Global Investment Management Corp.

Response: The Trust has made the requested change.

ii.	Purchase and Redemption of Portfolio Shares (p. 14): Please apply the following change to the summary prospectuses for the other Portfolios: “…(normally any day when the New York Stock Exchange is open)…”

Response: The Trust has added the following to the summary prospectus for each Portfolio:

“…(which typically is any day the New York Stock Exchange is open)…”

(b)	Real Estate Portfolio

i.	Principal Risks (p. 48): The staff notes “Convertible Securities Risk” is included as a principal risk. If the Portfolio invests in contingent convertible securities (“CoCos”), please explain supplementally the extent to which the Portfolio will invest in CoCos. If CoCos are part of the Portfolio’s principal investment strategy, please add corresponding principal risk disclosure.

Response: The Trust notes that, to the extent the Portfolio invests in CoCo bonds, such investment will not exceed 5% of the Portfolio’s assets. Therefore, the Trust does not believe that it is appropriate to add disclosure regarding CoCo bonds to the principal investment strategy and principal risks sections of the prospectus.

ii.	Principal Risks (p. 49): The staff notes that “Emerging Markets Risk” is included as a principal risk, however there is no corresponding disclosure in the principal strategy.

Response: The Trust has revised the first sentence of the third paragraph of the Portfolio’s principal investment strategy to read as follows:

“The index tracks the performance of listed real estate companies or REITs in North America, Europe and Asia, including some countries that may be considered emerging markets.”

iii.	Principal Risks (p. 49): The staff notes that “Real Estate Investing Risk” is included as a principal risk. Please disclose any principal risks and related principal investment strategies associated with investments in sub-prime mortgages.

Elisabeth Bentzinger

April 25, 2016

Response: The Trust notes that investment in sub-prime mortgages is not part of the Portfolio’s principal investment strategy. Therefore, the Trust does not believe that it is appropriate to add disclosure regarding investments in sub-prime mortgages as a principal risk.

(c)	Calvert Portfolio - Principal Investment Strategy (p. 142): Please include a description and market cap range for S-Network U.S. Large Cap 1,000 Index.

Response: As noted in the summary prospectus, the Portfolio tracks the Calvert U.S. Large Cap Core Responsible Index. The Calvert U.S. Large Cap Core Responsible Index is described in the summary prospectus, and is composed of companies that meet Calvert’s responsible investment principles and are selected form the universe of companies included in the S-Network U.S. Large Cap 1,000 Index. Accordingly, because the Portfolio does not track the S-Network U.S. Large Cap 1,000 Index, the Trust has elected to describe that index in the statutory prospectus, as described in the response to comment 3(b)(viii) below.

(d)	Money Market Portfolio

i.	Principal Investment Strategy (p. 256): The staff notes that the fourth paragraph states that the Portfolio may be subject to counterparty risk, please include counterparty risk as a principal risk.

Response: The Trust notes that the description of “credit risk” in the principal risk section describes “counterparty risk” as the risk that a counterparty “…is unable or unwilling, or is perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or otherwise honor its obligations.” (p. 257) The Trust respectfully submits that no further revisions are required.

ii.	Principal Investment Strategy (p. 257): Please include new Item 4(b)(1)(ii) disclosures for government money market funds.

Response: The Trust has made the requested change as follows:

“~~An investment in the Portfolio is not guaranteed, is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.~~ You could lose money by investing in the Portfolio. Although the Portfolio seeks to preserve the value of your investments at $1.00 per share, it cannot guarantee it will do so. An investment in the Portfolio is not guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio’s sponsor has no legal obligation to provide financial support to the Portfolio, and you should not expect that the sponsor will provide financial support to the Portfolio at any time. Performance may be affected by one or more of the following risks:”

Elisabeth Bentzinger

April 25, 2016

iii.	Principal Risks (p. 257): The staff notes that the description of “U.S. Government Securities Risk” includes reference to “market risk,” however, “market risk” is not defined in the summary prospectus.

Response: The Trust notes that “market risk” is described in “U.S. Government Securities Risk” as the possibility that “…market prices for such securities will fluctuate due to changing interest rates, among other factors.” The Trust respectfully submits that no further revisions are required.

iv.	Risk/Return Bar Chart and Table (p. 258): The staff notes that new Item 4(b) may require additional disclosure with respect to the lead-in language to the bar chart and table, in particular, with respect to the statement “Prior to April 1, 2016 this Portfolio was not designated as a “government money market fund,” as defined in Rule 2a-7 under the Investment Company Act of 1940 and followed different investment strategies.”

Response: The Trust has revised that disclosure to read as follows:

“Prior to April 1, 2016 this Portfolio was not designated as a “government money market fund,” as defined in Rule 2a-7 under the Investment Company Act of 1940, and ~~followed different investment strategies~~ invested in certain types of securities that it is no longer permitted to hold. Consequently, the performance shown below may be different if the current limitations on the Portfolio’s investments had been in effect prior to its conversion to a government money market fund.”

3.	Statutory Prospectus

(a)	More information on fees and expenses

i.	Management Fees Paid by the Portfolios in 2015 (p. 279): The staff notes that the prospectus indicates that waivers or reimbursements were in place for Real Estate Portfolio; please confirm and update table or prospectus as appropriate.

Response: The Trust confirms that the table is updated to disclose the fee waiver and reimbursements for the Portfolio.

ii.	Expense Limitation Provisions (p. 281): Please confirm that recapture is limited: (1) to the Portfolio’s expense cap at the time of the waiver or (2) to the Portfolio’s expense cap at the time of the reimbursement, whichever is lower. See AICPA Audit Risk Alert Investment Companies Industry Developments INV-73, 2009.

Response: The Trust confirms that recapture is limited: (1) to the Portfolio’s expense cap at the time of the waiver or (2) to the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

(b)	More information on strategies, risks and benchmarks

i.	Additional Strategies (p. 283) and Risks (p. 289): Please consider including a chart or parentheticals to identify those strategies and risks that are principal to each Portfolio.

Elisabeth Bentzinger

April 25, 2016

Additionally, please consider moving any strategies and risks that are not principal to the SAI. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update No. 2014-08, June 2014.

Response: As required by Form N-1A, the principal risks to each Portfolio are listed in each Portfolio’s summary prospectus. The principal risks, as well as additional risks associated with each Portfolio’s principal investment strategy are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

ii.	Additional Strategies (p. 285): The staff notes that the disclosure regarding derivatives indicates that a Portfolio may invest in credit default swaps. If a Portfolio will write credit default swaps, please confirm, supplementally, that the Portfolio will segregate assets to cover the full notional amount of such obligation.

Response: The Trust confirms that if a Portfolio will write credit default swaps, it will segregate assets to cover the full notional amount of such obligation.

iii.	Additional Strategies (p. 285): The staff notes that “Enhanced Convertible Securities” applies to EQ/Convertible Securities Portfolio only, which is not covered by the 485(a) filing.

Response: While not included in the prospectus in the Rule 485(a) filing, the EQ/Convertible Securities Portfolio is included in the prospectus in the Rule 485(b) filing of the Trust, which includes additional portfolios of the Trust not included in the Rule 485(a) filing.

iv.	Additional Strategies (p. 286): Please revise “Illiquid Securities” to reflect the new 5% limit for money market funds required under amended Rule 2a-7.

Response: The Trust has made the requested change.

v.	Risks (p. 289): The staff notes that the summary prospectus for the Calvert Portfolio includes “Responsible Investing Risk” in the principal risk section, but that risk is not included in the statutory prospectus. Please describe “Responsible Investing Risk” in the statutory prospectus in accordance with Item 9(c) of Form N-1A.

Response: The Trust has added the following description for “Responsible Investing Risk” to the statutory prospectus:

“Responsible Investing Risk: The EQ/Calvert Socially Responsible Portfolio invests primarily in socially responsible investments, which carries the risk that, under certain market conditions, the Portfolio may underperform funds that do not utilize a socially responsible investment strategy. The application of the Calvert Principles may affect the Portfolio’s exposure to certain sectors or types of investments and may impact the Portfolio’s relative investment performance depending on whether such sectors or investments are in or out of favor in the market. A company’s environmental, social and governance (“ESG”) performance or the Sub-Adviser’s assessment of a company’s ESG performance may change over time, which could cause the Portfolio

Elisabeth Bentzinger

April 25, 2016

to temporarily hold securities that do not comply with the Portfolio’s socially responsible investment principles. In evaluating a company, the Sub-Adviser is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could cause the Sub-Adviser to incorrectly assess a company’s ESG performance. Successful application of the Portfolio’s socially responsible investment strategy will depend on the Sub-Adviser’s skill in properly identifying and analyzing material ESG issues.”

vi.	Risks (p. 289): The staff notes that the summary prospectus for the Money Market Portfolio includes “Repurchase Agreement Risk” and “U.S. Government Securities Risk” in the principal risk section, but those risks are not included in the statutory prospectus. Please describe “Repurchase Agreement Risk” and “U.S. Government Securities Risk” in the statutory prospectus in accordance with Item 9(c) of Form N-1A.

Response: The Trust notes that “Repurchase Agreement Risk” is described in the statutory prospectus on page 304. The Trust has added the following description for “U.S. Government Securities Risk” to the statutory prospectus:

“U.S. Government Securities Risk: Securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), or the Federal Home Loan Mortgage Corporation (Freddie Mac)), are subject to market risk, interest rate risk and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the U.S. are guaranteed only as to the timely payment of interest and principal when held to maturity, and the market prices for such securities will fluctuate due to changing interest rates, among other factors. Notwithstanding that these securities are backed by the full faith and credit of the U.S., circumstances could arise that would prevent the payment of interest or principal. This would result in losses to a Portfolio. Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government will provide financial support. Therefore, U.S. government related organizations may not have the funds to meet their payment obligations in the future.”

vii.	Risks (p. 294): With respect to “Dynamic Asset Allocation Strategy Risk” please note that volatility management techniques may not protect against market decline even when the market is rising.

Response: The Trust has revised last sentence of that risk to read as follows:

“In addition, the use of volatility management techniques may not protect against market declines and may limit a Portfolio’s participation in market gains, even during periods when the market is rising.”

viii.	Benchmarks (p. 307): The staff notes the addition of “S-Network U.S. Large Cap Index,” however none of the Portfolios compares its performance against that benchmark.

Elisabeth Bentzinger

April 25, 2016

Response: The Trust notes that the EQ/Calvert Socially Responsible Portfolio compares its performance to the Calvert U.S. Large Cap Core Responsible Index, which is composed of companies that are selected from the S-Network U.S. Large Cap Index. For sake of clarity, the Trust has deleted the description of “S-Network U.S. Large Cap Index” and has revised the description of the Calvert U.S. Large Cap Core Responsible Index to read as follows:

“Calvert U.S. Large Cap Core Responsible Index is composed of companies that meet Calvert’s responsible investment principles and are selected form the universe of companies included in the S-Network U.S. Large Cap 1,000 Index (the “S-Network Index”). The S-Network Index is a capitalization-weighted, float-adjusted equity index designed to serve as an equity benchmark for large cap core stocks that are traded in the U.S. markets.”

4.	Statement of Additional Information

(a)	Fundamental Restrictions (p. 7): With respect to fundamental restriction (3), the staff notes that the concentration policy for the Money Market Portfolio allows it to invest in certificates of deposit or securities issued and guaranteed by domestic banks in excess of the 25% limit on assets invested in a particular industry. As a “government money market fund,” the Money Market Portfolio is required under Rule 2a-7 to invest at least 99.5% of its assets in cash, government securities and/or fully collateralize repurchase agreements. Please consider updating this policy.

Response: The Trust notes that the Money Market Portfolio will operate as a “government money market fund” in accordance with the requirements of Rule 2a-7. The Trust will consider updating this fundamental policy in due course in connection with its next shareholder meeting.

(b)	Fundamental Restrictions (p. 7): Also with respect to fundamental restriction (3), the staff recommends clarifying the disclosure to note that the Portfolios do not consider investment companies to be an industry, otherwise a Portfolio would be required to “look through” to the holdings of the investment companies in which it invests, for purposes of determining compliance with the Portfolio’s concentration policy.

Response: The Trust has added the following sentence to fundamental restriction (3):

“The Portfolios do not consider investment companies to be an industry.”

(c)	Fundamental Restrictions (p. 7): Also with respect to fundamental restriction (3), please revise the explanatory note to state that the portfolios “will” consider the investments of the investment companies in which they invest when determining compliance with this fundamental restriction.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Portfolio’s industry concentration limit. The Trust respectfully submits that no further revisions are required.

Elisabeth Bentzinger

April 25, 2016

(d)	Fundamental Restrictions (p. 8): With respect to fundamental restriction (5), please update this restriction consistent with the requirements of Rule 2a-7, as amended.

Response: As indicated in response to comment 4(a) above, the Trust notes that the Money Market Portfolio will operate as a “government money market fund” in accordance with the requirements of Rule 2a-7. The Trust also notes that it will consider updating this fundamental restriction in due course in connection with its next shareholder meeting.

(e)	Non-Fundamental Restrictions (p. 15): With respect to non-fundamental restriction (1), please update this restriction consistent with the requirements of Rule 2a-7, as amended.

Response: The Trust has revised non-fundamental restriction (1) to read as follows:

(1)	Purchase: (a) illiquid securities, (b) securities restricted as to resale (excluding securities determined by the Board to be readily marketable), or (c) repurchase agreements maturing in more than seven days if, as a result, more than 15% of each Portfolio’s net assets (~~10%~~ 5% for the EQ/Money Market Portfolio) would be invested in such securities. Securities purchased in accordance with Rule 144A under the 1933 Act and determined to be liquid under procedures adopted by the Trust’s Board are not subject to the limitations set forth in this investment restriction. If a Portfolio’s net assets invested in illiquid securities exceed the 15% limit (~~10%~~ 5% for the EQ/Money Market Portfolio), the Portfolio will take steps to bring the aggregate amount of illiquid investments back within the prescribed limitation as soon as reasonably practicable.

(f)	The Distributor (p. 113): Please update the reference of “EQ/Real Estate PLUS” to “AXA Real Estate.”

Response: The Trust has made the requested change.

(g)	Appendix A (p. A-6): Please update the investment strategy summary for Money Market Portfolio.

Response: The Trust has made the requested change.

(h)	Appendix C (pp. C-97 and C-107): Please confirm references to “December 31, 2014.”

Response: The Trust has updated the references as appropriate.

5.	Miscellaneous

(a)	Please provide “Tandy” representations.

Elisabeth Bentzinger

April 25, 2016

Response: A “Tandy” letter will be filed as separate correspondence.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC